Exhibit 99.1

NewsRelease

TransCanada Reaches Settlement on Natural Gas Service With Local Distribution Companies in Eastern Canada

CALGARY, Alberta – September 13, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has reached a settlement with local natural gas distribution companies (LDCs) in Ontario and Québec in connection with the access to Dawn and Niagara supplies and long-term tolls that will allow TransCanada to provide customers with the flexibility to source gas from various geographic locations while ensuring that the tolls for the Mainline are set at levels that recover the costs of providing that flexibility.

TransCanada has reached an agreement with Union Gas Ltd., Gaz Metro Limited Partnership and Enbridge Gas Distribution Inc. that will allow for the development of new capacity through the Parkway to Maple transportation corridor near Toronto. This will result in rate stability on the Mainline with contracts that fully recover TransCanada’s costs of providing Mainline natural gas transmission service in the Eastern Triangle. The agreement provides resolution to outstanding disputes between TransCanada and the LDCs relating to tolls and services in the region.

“I am very pleased that we were able to reach a mutually-agreeable solution that allows for the expansion of the Eastern portion of our system to meet the changing needs of Ontario and Québec,” TransCanada’s President and CEO Russ Girling said. “It takes significant time and effort to work out these agreements and I would like to thank the parties involved for the commitment to finding a workable solution.”

As part of the settlement, TransCanada is committed to providing natural gas pipeline capacity to meet all current and future needs of Eastern gas consumers.

“We are in the gas transmission business, and we have consistently said that we will ensure there is sufficient capacity to meet the needs of our contracted gas customers,” Girling said. “Through initiatives such as this settlement, we are pursuing innovative ways to increase revenue and reduce costs from the Mainline and ensure that it is utilized in the most efficient manner for the benefit of natural gas producers, gas distributors and their consumers.”

Details of the settlement will be developed in the coming weeks.

TransCanada intends to immediately begin consulting with all remaining Mainline stakeholders.  The settlement must also receive approval from the National Energy Board before being placed into effect in January, 2015. TransCanada expects to file the necessary regulatory applications by the end of 2013.

While this agreement will increase consumers’ access to affordable energy, discussions between TransCanada and the three LDCs regarding TransCanada’s Energy East Pipeline project to convert a portion of its Mainline system from natural gas to oil service are ongoing.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 26, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:Shawn Howard/Grady Semmens403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries: David Moneta/Lee Evans 403.920.7911 or 800.361.6522